FORM 6 — K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 1, 2003, announcing details of Registrant’s corporate restructuring plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

            Dated: July 3, 2003

Jul 01, 2003

Gilat provides details of corporate restructing plan
Company cuts expenses, streamlines operations and implements reduction in workforce worldwide

Petah Tikva, Israel, July 1, 2003 — Gilat Satellite Networks Ltd. (NASDAQ: GILTF) announced today that it has put into operation a comprehensive restructuring program aimed at increasing efficiency and substantially cutting down corporate expenses. The program includes a variety of measures including organizational and structural changes and office consolidation leading to increased efficiency and a reduction in the worldwide workforce, significantly reducing the company’s labor costs. The cost cutting and workforce reductions were done segmentally, by unit, according to specific goals and targets, rather than an across the board reduction.

The Company believes that the measures included in this program, together with those already taken in the past, culminating with the successful conclusion of the company’s financial restructuring plan in April, will lead to reduced costs, improved margins and profitability and position Gilat for growth in the future.

In addition, the Company announces that Mr. Robert Bednarek, who was serving as an observer to the Board of Directors, has been appointed as a Board member. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES GLOBAL S.A., the parent company of SES Americom Inc., which is a principal shareholder of Gilat and a major supplier of satellite transponder capacity to the Gilat group. Mr. Bednarek previously was the Executive Vice-President and Chief Technology Officer of PanAmSat Corporation and holds a B.Sc. degree in engineering from the University of Florida. The Company announces the resignation of one of its Board members, Mr. Shally Tshuva, for personal reasons.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES Global and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com